EXHIBIT 4.28

Non-executive director appointment letter – Mr G Malcolm Williamson

National Australia
Bank Limited
ABN 12 004 044 937

Mr Malcolm Williamson 2 Cumberland Place London NW1 4NA UNITED KINGDOM

6 August 2004

Dear Malcolm,

Letter of Appointment

I am delighted that you have accepted my invitation to you to join:

•      the Principal Board of the National and the Board of National Equities Limited, (National Equities Limited has an identical board to National Australia Bank Limited and is the holding company of the National’s international subsidiaries); and

•      the boards of three of the National’s main subsidiary companies in Europe, National Australia Group Europe Limited, Clydesdale Bank PLC and Yorkshire Bank PLC.  You are also asked to accept the appointment of Chairman of these European companies.

As part of these appointments, you have also kindly agreed to be:

•      a member of the Nominations Committee of the Principal Board; and

•      Chairman of the European Board Risk Committee.

Each appointment is subject to receipt of the necessary regulatory approvals and to receipt of your consent to act as a director.  In this respect, the following documents are enclosed for completion and / or signature: -

•      Consent to Act and Disclosures on Appointment (for all of your appointments);

•      Consumer Credit Act Declaration (in respect of Clydesdale Bank PLC and Yorkshire Bank PLC only);

•      Financial Services Authority Form A – Application to Perform Controlled Functions under the Approved Persons regime including background information on FSA Approved Persons regime (also only in respect of Clydesdale Bank PLC and Yorkshire Bank PLC);

•      Director’s Deed of Access, Indemnity and Insurance (in duplicate);

•      Authority to undertake Credit Reference Search;

A member of the National group of companies

•      Non-Executive Directors’ Share Plan – Application Form, Share Preference Form and Explanatory Booklet;

•      Form of Consent to obtain Personal Information; and

•      Election under section 431 Income Tax (Earnings and Pensions) Act 2003 (together with explanatory note).

The terms and conditions of your appointment are set out in the Appendix to this letter.  By consenting to act as a Director of each of these companies, you are agreeing to these terms and conditions.

These terms and conditions should be read in conjunction with, and are subject to, the memorandum and articles of association of each company (the constitution in the case of the National), and the charters and policies approved from time to time by the board of each company or otherwise produced by or under the direction of the Principal Board of the National and intended to have effect for any of the other companies.  A file of the current versions of these documents and certain other relevant information will be provided to you separately.

I hope that you will accept these appointments.  If you have any immediate queries on this letter, please do not hesitate to contact me on + 613 8641 3754.

Kind regards

Yours sincerely

[Original signed]

Graham J Kraehe

Chairman

I acknowledge that I have read, understood and accepted the contents of this letter and its Appendix.

Date:	15th August 2004

Signed:	[Original signed]

Name:	G.M.WILLIAMSON

APPENDIX

Appointment of Non-Executive Director - Terms and Conditions

1.     Definitions

Articles of Association or Articles: shall mean as the context requires the Constitution of the National and the articles of association of each UK Company.  (The articles of association of each of the UK Companies are, broadly, in identical form)

Board: shall mean a board of any of the Companies

Companies: shall mean National Australia Bank Limited, National Equities Limited and the UK Companies (and “Company” shall mean any one of them)

Group: shall mean the National and its subsidiaries

UK Companies: shall mean together National Australia Group Europe Limited, Clydesdale Bank Plc and Yorkshire Bank Plc

National or Parent Company: shall mean National Australia Bank Limited

Principal Board: shall mean the board of the Parent Company

Relevant Statutes: shall mean the Australian Corporations Act 2001 (Cwlth) and/or the United Kingdom Companies Act 1985, and any other relevant legislation in Australia (in relation to the Parent Company) and the United Kingdom (in relation to the UK Companies).

2.     Qualifications

To qualify for the office of Director for each Company you must be eligible to be appointed under its Articles of Association, not be disqualified under any of the Relevant Statutes from acting as a director of a company and must otherwise be permitted under the Relevant Statutes to act as a director of a company.

In particular, in relation to the Parent Company, you must hold at least 2,000 fully paid shares in the National in your own right within two months after your appointment.

3.     Appointment and Term

In relation to the National, you hold office until the first annual general meeting of the National held after the date of your appointment.  You are eligible for re-election to the position of director by resolution of the National at that annual general meeting. [National’s Articles 10.12 and 10.13]

Once you have been elected to the office of director by resolution of the National in general meeting, you will be subject to the rotation of Directors provided for in National’s Articles 10.3 to 10.7.  Broadly, these Articles provide that at each annual general meeting one-third of the Directors for the time being and any other director not in such one-third who has held office for three years or more must retire from office and is eligible for re-election.  Please refer to clause 13 of this letter – Performance evaluation, concerning the process undertaken by the Board to determine if the Board will recommend to shareholders that a Director be re-elected to office.

The National may remove a director from office as a director at any time by a resolution passed at a general meeting.  [National’s Articles 10.3-10.7 and 10.14]

The Principal Board has set a limit of 15 years for individual service as a Director, applicable to Directors appointed after 1995, subject to the Director’s age at the time of appointment (please refer below).  The Principal Board regards this as an appropriate period of service.  Directors who have served on the Board for an extended period of time have gained valuable experiences, insights and historical perspectives regarding the National that would not be easily replaced.  [Clause 7.5 of the Board Charter of the National]

The National’s constitution provides that a Director’s office will be vacated upon him reaching the age of 70.  The Articles of the UK companies have similar provisions with a specified age of 72, although it is anticipated that later this year this age will also be set back to the previous age of 70 years.

You agree that you will cease to be a Director of NEL is for any reason you cease to be a Director of the National.

The Articles of Association of the UK Companies provide that a Director may be appointed, with the approval of the Parent Company, for a period of three years and that Directors may be re-appointed after that period with the approval of the Parent Company.  Your appointment by the UK Companies will be for an initial term of three years commencing on the date of your appointment unless terminated earlier by either party upon the giving of 3 months notice in writing.

Although the letter of appointment including this Appendix is in relation to an appointment to the boards of all of the Companies, each appointment is made on a separate basis and the termination of appointment of one Directorship shall not of itself lead to termination of any other appointment.

4.     Vacation of office

Your position becomes vacant if any of the circumstances prescribed under the Relevant Statutes or the Articles of Association arises.

In relation to the National, your position becomes vacant if any of the circumstances prescribed under the Corporations Act 2001 (Cwlth) or the National’s Constitution, arise, including the following:

•              you are disqualified from managing corporations; [s203B Corporations Act and Part 2D.6]

•              you resign from office or refuse to act; [Article 10.28 (b)]

•              you are removed from office by resolution passed at a general meeting of the National; [Article 10.28(c)]

•              you are not present personally or by an alternate director or proxy at meetings for a continuous period of two months without a leave of absence from the Board; or [Article 10.28(d)]

•              you accept or hold any office in another bank without the consent of the Board. [Article 10.28(f)]

Article 10.28 of the National’s Constitution contains a list of circumstances that, in addition to those prescribed by the Corporations Act, will result in the office of a director becoming vacant.

Article 12.1 of the Articles of Association of the UK Companies contain similar provisions.

5.     Relationship with the Companies

Once appointed, you hold office as a Director of each Company.  You are not appointed or designated as an employee of the Company nor are you an Executive Director within the meaning of the Articles of Association.

6.     Expectations

The Companies’ expectations of you as a Director are listed in the following sections.  In many cases, you are obliged to meet these expectations because of your legal duties to each Company.  You are encouraged to seek independent legal advice to assist you in the performance of these duties.

7.     Time commitment

You must contribute sufficient time to your Directorships to enable you effectively to fulfil your duties to the Companies.  The National expects you to spend a minimum of 30 business days per annum on the business of the Principal Board and NEL exclusive of preparation and travel time.  You are also expected to spend additional time to the extent that you are a member of any board committees.

While most Board and Board committee meetings of the National and NEL are held in Melbourne, the Board does visit and hold meetings at interstate and international venues from time to time.  It is anticipated that you will attend the majority of National board meetings in person in Melbourne and also attend some meetings from London via video conference link during the UK nights.  The actual number of board meetings attended in person in Melbourne will be a number agreed between yourself and the Chairman of the National.

The UK Companies expect you to spend a minimum of 30 business days per annum on their business, exclusive of preparation and travel time.  Additional time commitment will be required from you in relation to other committee memberships of those companies or any other roles which you agree should be assigned to you.

You should inform each Board of any change in circumstances that could affect your ability to commit time to the position as director of that Company.

8.     Board Meetings

Board meetings of the National are scheduled over two days, ten times a year.  It is necessary from time to time to convene unscheduled meetings.  The National endeavours to keep such meetings to a minimum, however, a director may convene additional Board meetings at any time. [National Article 12.2]

Each UK company generally holds 6 board meetings a year but additional meetings may occasionally be required.

You are expected to:

•              attend Board meetings and ensure that you have fully read all papers relating to agenda items;

•              apply your independent mind to the matters before you and bring your own special skills and experience to your position;

•              raise questions and make enquiries when you need more information;

•              make sure that any of the Board’s delegates are qualified, reliable and competent to carry out the duties given to them; and

•              make sure that you have been provided with accurate, relevant and timely information to reach any decision that will affect the Company.  You should not make a decision, and you may refuse to consider any matter, until appropriate information has been provided to you.

9.     Board committees and subsidiaries

Currently there are four standing committees of the Principal Board: the Audit Committee, Risk Committee, Compensation Committee and the Nomination Committee.  The Board may, from time to time, convene other Board committees.

You are expected to serve on the Nomination Committee, and may be asked to serve on other Principal Board committees in accordance with the written charters of those committees.

You also agree to serve as Chairman of the Group’s European Board Risk Committee.

You may also be asked to serve on other board committees of any of the UK Companies in accordance with the written charters of those committees.  Charters for all Board committees are approved by the appropriate Boards.

10.  Independence

Non-executive Directors are appointed on the basis that they remain independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

The Principal Board has approved the definition of ‘independence’.  A copy of which will be supplied separately.

Prior to your appointment as a Director, you should disclose to the Board any information relevant to assessing your compliance with the definition of independence.

Each Board regularly reviews director independence.  Following your appointment, you should immediately report to the Board any change in your relationship or the relationship of your associates with each Company, or with its management team, which could affect your independence.

11.  Insider trading policy and Code of Conduct

Directors are expected to comply with the corporate policies approved from time to time by the Principal Board.  Those relevant to you will be supplied separately.

In particular your attention is drawn to the insider trading policy which restricts dealings in National securities by Directors as well as other officers and employees of the National.  Directors may only deal in such securities in the eight-week periods immediately following either the release of the full and half year profit announcements (currently made in May and November) or following the release of a qualifying prospects if, at those times, they are not aware of any price sensitive information.  Further, under the insider trading policy, Directors must not deal in National securities for short term gain and therefore dealing in the same National securities within a 12 month period is prohibited.  Directors must also discuss their intention to deal in National securities with the Chairman before effecting any such dealings.

12.  Confidentiality

You are expected to maintain the confidentiality of all materials and information you obtain in connection with your position both during your appointment and following termination (by whatever means).  You are also expected to ensure that your representatives maintain the confidentiality of such materials and information.  Where requested by any of the Companies, you also agree on termination to return any recorded confidential information (in whatever form held).

13.  Performance evaluation

The Board regularly conducts an assessment of its effectiveness using an external facilitator.  This review may include an assessment of individual Director performance.

In addition, in advance of you being presented to shareholders for re-election in accordance with the retirement by rotation provisions in the National’s Constitution, a peer review process will be undertaken.  That is, the Principal Board (in your absence) will consider whether it will make a recommendation to shareholders in support of your re-election as a Director of the National.

The Nomination Committee will oversee the implementation of this process.

Other arrangements shall apply in relation to the UK Companies, as determined by the boards of those Companies from time to time.

14.  Duties and powers

14.1 Duties

At the most general level, your role is to oversee management on behalf of each Company, to monitor each Company’s business results and to set goals and formulate strategy.  In performing this role, you are subject to a number of legal duties to the Companies.

A detailed explanation of your duties as a Director of the National is provided in the Guide entitled “The Role, Duties, Responsibilities and Rights of the Directors of Category A Company”.  A copy of which will be supplied separately.

A detailed explanation of your duties as a Director of the UK Companies is provided in the Guide entitled “The Role, Duties, Responsibilities and Rights of the Directors of Category B Company (UK version)”.  A copy of which will be supplied separately.

14.2 Disclosure of conflicts and material personal interests

If a conflict of interest arises in relation to a matter that will be considered by a Board, you must give the other Directors notice of the conflict, and, if the conflict is a “material (personal) interest” in the matter, you must not be present while the matter is being considered at a Board meeting or vote on the matter.

Further guidance in relation to conflicts and material personal interests is given in the Guides referred to above.

14.3 Powers

The Board has the power to exercise all of the powers of each Company, other than the powers which the Articles of Association and the Relevant Statutes require to be exercised by the Company in general meeting.

Decisions of the Board are decided by a majority of votes of Directors present and entitled to vote.  Each Director has one vote.

14.4 Appointment of alternate director

If you will be absent from a Board meeting, you may appoint an alternate to attend the meeting in your place in accordance with the relevant Articles of Association, including the approval of the Parent Company.

15.  Remuneration and Expenses

15.1 Remuneration

In consideration of the provision of your services as a Director of each of the Companies, you shall be paid an annual fee monthly in cash in arrears by each Company.  These fees shall initially be set as follows and shall be subject to annual review: -

Relevant Company/position	Annual Fee (£)

National Australia Bank Limited (and National Equities Limited)	55,000

National Australia Group Europe Limited	55,575

Clydesdale Bank Plc	45,000

Yorkshire Bank Plc	45,000

Chairman, European Board Risk Committee	9,425

No additional fees shall be payable for membership of any board committees, subsidiary directorships or for the assumption of any other role or work for the Group unless approved by the Compensation Committee of the Principal Board.

Part of the fees payable in relation to National Australia Bank Limited will be satisfied by superannuation and shares in the National.  It is a requirement of legislation applicable to the National that part of the fees are payable by way of superannuation and this element will be the minimum required under that legislation from time to time.  The element represented by shares shall be the minimum determined by the shareholders of the National from time to time, which is currently 10%.  The actual number of shares will be those which could otherwise be purchased by you with the net amount of 10% of your fees following the payment of any relevant income, national insurance or any other income or payroll-related taxes.

Subject to applicable law, financial services may also be provided by the National to Directors under terms and conditions that would normally apply to the public. [Clause 13.5 of Board Charter]

Your appointments do not entitle you to participate in schemes designed to (1) remunerate executives or to receive options, performance rights, bonuses or other types of performance based remuneration; or (2) provide retirement benefits, other than the superannuation referred to above.

15.2 Expenses

You are entitled to be reimbursed out of the funds of each Company such reasonable travelling, accommodation and other expenses as you may incur when travelling to or from Board meetings or Board committee meetings or when you are otherwise engaged in the business of the relevant Company.  The National’s policy is that no more than two Directors should travel by air together at any time.

You will be provided with an office, other equipment and secretarial and IT assistance as reasonably required for the performance of your duties.

15.3 Insurance and indemnity

You have the benefit of the indemnity provided to you in the Articles of Association. This indemnity is broad, however, it does not provide protection if the National is prohibited from indemnifying you, for example, where liability is owed to the National. [National’s Article  21.1]

Similar provisions are contained in the Articles of Association of the UK Companies.

On your appointment to the Principal Board, you will be asked to enter into a Deed of Access, Indemnity and Insurance which mirrors the protection afforded to you under the National’s Constitution.  That deed also includes an undertaking by the National to effect and maintain an appropriate Directors’ and Officers’ insurance policy.

You may also be protected under the National’s D&O insurance policy.

Details of the indemnity and the National’s D&O insurance policy are provided in the Guides referred to above.

It is important that, if you become aware of any matter that may give rise to an actual or potential claim, or of any circumstances that may lead to such a claim, you contact Global Operational Risk, Insurance & Compliance (Melbourne), as soon as practicable.

16.  Induction and training

16.1 Induction

(A) The following applies in relation to your appointment to the Principal Board:

The National’s induction program for non-executive Directors is designed to assist them to participate fully and actively in Board decision-making from the date of appointment.

The program enables appointees to gain an understanding of:

•              the National’s financial, strategic, operational and risk management position;

•              Directors’ rights, duties and responsibilities; and

•              the role of Board committees.

The Nominations Committee will review the effectiveness of the induction program from time to time.  As a new appointee, you are required to participate in this program.

(B)           Details of your induction program for the UK Companies will be provided to you shortly.

16.2 Continuing education

The National group is committed to providing its Directors with opportunities to update and enhance their skills and knowledge.  Directors are regularly provided with updates from management and external advisers about key developments in the company and the banking industry.

Directors are also entitled to attend external seminars, workshops and other training programmes that are relevant to their Directorship.  The Companies will reimburse a Director for any reasonable costs of such additional training.

17.  Access to information

17.1 Access to financial records and company books

Under the Relevant Statutes, a Director has certain rights of access to a company’s books and records.  If you require any access then please contact the relevant Secretariat.

17.2 Access to the Company Secretary

The Company Secretary of each company is responsible for ensuring that Directors have sufficient information to make decisions at meetings of that company’s Board.

Directors have direct access to, and are entitled to request additional advice, guidance, assistance and information from, the Secretariat in Australia (in respect of the National) and the United Kingdom (in respect of the UK companies).

17.3 Authority to appoint independent professional advisers

Directors are entitled to seek independent professional advice in relation to their duties and powers as Directors of the Companies.  Each Company will reimburse its Directors for all reasonable expenses incurred in obtaining such advice, provided that all expenses have been approved by the Chairman of the Principal Board (in the case of all of the Companies) and, where appropriate, a copy of the advice is made available to the relevant Board.

18. Further guidance and information

If you have any further queries about any of your appointments, please contact a member of the relevant Secretariat.